Exhibit 23.1

Consent of Cravath, Swaine & Moore LLP

We consent to the use of our opinion dated September 7, 2007, addressed to Barclays Capital Inc., Credit Suisee (USA) LLC and UBS Securities LLC as Representatives of the several Underwriters, for filing with the 8-K of CSX Corporation, dated September 10, 2007.

/s/ Cravath, Swaine & Moore LLP
Cravath, Swaine & Moore LLP

New York, New York
September 7, 2007